
06013326



CARRICK GOLD LIMITED
ACN 120 405 554

Level 9, 37 St George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533 Web: www.carrickgold.com

EXCITING RESULTS CONTINUE SUCCESSFUL KALPINI EXPLORATION OVER 1.5 KMS OF STRIKE

One metre assays from drilling at the Gambia-Camelia and Gambia South prospects indicate the presence of a significant high grade gold deposit extending over one kilometre and being open-ended to the north and south (Refer Tables A & B). Gold mineralisation is thought to be controlled by structures trending in two directions within a coarse (micro-gabbro) unit of a north west trending differentiated dolerite. Resource block modeling of the mineralisation (>0.5g/t) in this gold corridor is currently being carried out to a depth of approximately 100 metres. This will give Carrick a JORC compliant initial indicated resource for the Kalpini project.

Drilling is continuing at the Atlas shaft prospect based on the current geological model which indicates that high grade gold mineralisation is confined to structures in coarse units of a differentiated dolerite host rock . Preliminary results are at hand with drilling and geological interpretation continuing over a distance of 500 metres.

TABLE A			
HOLE_ID	HOLE INTERSECTION		
	FROM (m)	TO (m)	INTERSECTION (g/t)
KPRC43	33	36	2.1
	79	81	2.9
KPRC44	42	44	3.7
			inc. 1m @ 6.9
KPRC45	23	25	1.7
	34	35	3.7
	53	56	4.2
			inc. 1m @ 9.58
KPRC47	6	8	2.4
	47	48	1.3
	76	77	4
KPRC48	38	42	2.5
			inc. 1m @ 5.39
KPRC54	89	92	3.4
			inc. 1m @ 5.87
	108	109	9.5
	116	118	1.3
KPRC57	40	43	1.7
	100	103	2.6
			inc. 1m @ 4.9
KPRC59	49	56	8.5
			inc. 5m @ 11.15
			inc. 1m @ 21.47
KPRC60	18	19	5
	95	97	7.6 inc. 1m @ 10.75


SEC MAIL PROCESSING
RECEIVED
MAY 10 2006
WASH, D.C.
209
SECTION

TABLE B								
HOLE_ID	HOLE COORDINATES				HOLE ORIENTATION			
	East	North	E_GDA	N_GDA	RL	Depth	Azi	Dip
KPRC43	42299.49	41300.1	398776.5	6635859	378.92	90	270	-60
KPRC44	42224.96	41223.85	398838.7	6635773	377.42	96	270	-60
KPRC45	42199.38	41224.58	398833.5	6635748	377.57	90	270	-60
KPRC47	42222.89	41174.98	398886.5	6635762	377.2	90	270	-60
KPRC48	42299.3	41350.29	398727.1	6635868	380.56	90	270	-60
KPRC54	42599.79	41600.09	398533.3	6636207	383.03	120	270	-60
KPRC57	42623.97	41649.99	398488.3	6636240	382.94	130	270	-60
KPRC59	42699.84	41700.08	398452.2	6636323	382.69	120	270	-60
KPRC60	42749.41	41700	398460.8	6636372	382.96	120	270	-60

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary



· CARRICK GOLD LIMITED
ACN 120 405 934

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533 Web: www.carrickgold.com

SEC File No.: 82-34948

Quarterly Report

for period ending 31st March 2006

2 Million Ounce Gold Resource and Significant Increase Expected

Highlights

Continuing High Grade Intersections at Kalpini
Phoenix Gold Fund Becomes a Substantial Shareholder
Company Lists on the USA OTC Market

Exploration and Development Activities

An aggressive reverse circulation dril programme at Carrick's Kalpini Tenements situated some 55km ENE of Kalgoorlie (Figure 1) has identified two parallel high grade mineralised structures with a combined strike length of over 1.5km.

Further reverse circulation drilling is continuing with 57 holes being completed to date. One metre samples are still outstanding for 17 holes.

SIGNIFICANT HIGH GRADE INTERCEPTS include:

KPRC15	3 metres @	6.65g/t	inc. 1 metre @ 17.26g/t	from 31 metres
KPRC15	2 metres @	18.58g/t	inc. 1 metre @ 29.76g/t	from 48 metres
KPRC16	2 metres @	9.11g/t	inc. 1 metre @ 16.63g/t	from 50 metres
KPRC17	2 metres @	15.51g/t	inc. 1 metre @ 22.44g/t	from 48 metres
KPRC20	2 metres @	20.26g/t	inc. 1 metre @ 39.96g/t	from 63 metres
KPRC26	6 metres @	12.1g/t	inc. 1 metre @ 50.24g/t	from 27 metres
KPRC27	4 metres @	6.05g/t	inc. 1 metre @ 18.9g/t	from 78 metres

HOLE ID	HOLE COORDINATES				HOLE ORIENTATION			
	LOCAL	LOCAL	EGDA	NGDA	DEPTH	AZI.	DIP	RL
KPRC15	42199.42	41200.09	398887.7	6635743	90	190	-60	377.388
KPRC16	42224.63	41200.21	398861.9	8635768	70	190	-60	377.418
KPRC17	42250.08	41200.1	398866.4	6635793	82	190	-60	377.42
KPRC20	42300.17	41250.08	398826.8	6635851	70	190	-60	376.40
KPRC26	42200	41250	398834.64	6635900.35	90	270	-60	377.00

Drilling at Lindsay's during the quarter identified an extension of the central structure some 2km north of previous exploration. Drilling shows good structures of mineralisation and alteration over an area some 80km x 80km and warrants further follow-up exploration.

More than 600 rock chip samples were taken over the Lindsay's trial pit low grade ore dump. The dump was surveyed and an estimated 19,600 tonnes of ore at a grade of 1.5g is available for processing. This ore does not form part of the overall resource calculations as this was mined from the trial pit more than 10 years ago.

Figure 1: Carrick Gold Tenement Location Plan



Lindsays
Gindalbie
Silver Swan
Paddington
Halfway Hill
Kalpini
Camelia
Yarri Rd
El Dorado
Bullock Holes
Lake Penny
Kanowna Belle
Yarri Rd
Kalgoorlie Boulder
Ni Plant
N
Bulong
Superpit

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary